November 15, 2010

Mr. Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finances
450 Fifth Street, N.W.
Washington, DC  20549

Re:           Audiovox Corporation
Form 10-K for the fiscal year ended February 28, 2010
Filed May 14, 2010
File No.  001-09532

Dear Mr. Mancuso:

This letter is being submitted in response to the comments set forth in the Staff of the Division of Corporate Finance's (the “Staff”) letter dated October 12, 2010, with respect to the above-referenced filings (the “Comment Letter”).  The responses to the Comment Letter regarding the aforementioned filings appear below.

The following numbered paragraphs, which correspond to the number paragraphs of the Comment Letter, set forth our responses to the Staff’s comments contained in the Comment Letter.

Item 1.A. Risk Factors, page 9

SEC Comment:

(1)
We note your response to prior comment 2. In addition to disclosing in future filings your election to rely on the “controlled company” exemption insofar as your nominating committee is concerned, please expand such filings to disclose as a separate risk factor the risks resulting from your ability to rely on “controlled company” exemptions at any time.  As one example, it appears that you could, at any time, decide to not have a majority of your board be independent.

Response:
In future filings, we will provide a separate risk factor regarding our option to exercise the “controlled company” exemption.  An example of this future disclosure is as follows:

SEC response letter 10.12.10

Mr. Russell Mancuso
United States Securities
  and Exchange Commission

We exercise our option for the “controlled company” exemption under NASDAQ rules.

The Company has exercised its right to the “controlled company” exemption under NASDAQ rules which enables us to forego certain NASDAQ requirements which include:  (i) maintaining a majority of independent directors; (ii) electing a nominating committee composed solely of independent directors; (iii) ensuring the compensation of our executive officers is determined by a majority of independent directors or a compensation committee composed solely of independent directors; and (iv) selecting, or recommending for the Board’s selection, director nominees, either by a majority of the independent directors or a nominating committee composed solely of independent directors.  Although we do not maintain a nominating committee, the Company notes that at the present time, we do maintain a majority of independent directors; we maintain a compensation committee comprised solely of independent directors who approve executive compensation; and, the recommendations for director nominees are governed by a majority of independent directors.  However, election of the “controlled company” exemption under NASDAQ rules allows us to modify our position at any time.

Item 10. Directors, Executive Officers…, page 29

SEC Comment:

(2)
We note your response to prior comment 3 and we reissue the comment. In addition to providing the disclosure in your future filings, please amend your filing to provide the disclosures required by Item 401 of Regulations S-K with respect to your executive officers.

Response:
We will amend our 10K Report for the year ended February 28, 2010 to include the following disclosure.

“Executive Officers of the Registrant”

The following is a list of our executive officers as of February 28, 2010:

Name	Age	Date First Elected Officer	Present Title
Patrick M. Lavelle	58	1980	President and Chief Executive Officer
Charles M. Stoehr	63	1979	Senior Vice President and Chief Financial Officer
Thomas Malone	55	1986	Senior Vice President of Sales
C. David Geise	59	2007	Senior Vice President of Sales
Loriann Shelton	53	1994	Senior Vice President of Accounting and Credit
Chris Lis Johnson	58	1986	Vice President of Employee Programs and Corporate Secretary

Mr. Russell Mancuso
United States Securities
  and Exchange Commission

Mr. Patrick M. Lavelle was elected President and Chief Executive Officer of Audiovox Corporation in May 2005.  From 1991 to 2005, Mr. Lavelle was Senior Vice President of Audiovox Corporation.  From 1980 to 1991, Mr. Lavelle held the position of Vice President of Audiovox Corporation.  In 1993, Mr. Lavelle was elected to the Board of Directors and serves as a Director of most of Audiovox’s operating subsidiaries.

Mr. Charles M. Stoehr has been the Chief Financial Officer of Audiovox Corporation since 1979.  In 1990, he was elected Senior Vice President of Audiovox Corporation.  Mr. Stoehr was elected to the Board of Directors in 1987 and serves as a Director of most of Audiovox Corporation’s operating subsidiaries.

Mr. Thomas Malone has held the position of Senior Vice President of Sales of Audiovox Corporation from 2006 – present.  In 2007, Mr. Malone was appointed President of Audiovox Electronics Corporation (a subsidiary of Audiovox Corporation).  From 1986 to 2006, Mr. Malone was Vice President of Sales for Audiovox Electronics Corporation.

Mr. David Geise has been President of Audiovox Accessories, Corp. (a subsidiary of Audiovox Corporation) and a Senior Vice President of Audiovox Corporation since 2007.  From 1998 – 2006, Mr. Geise held numerous executive positions with Thomson Consumer Electronics.  From 2001 – 2006, Mr. Geise was Vice President and General Manager Thomson Accessories World-Wide.  In 2006, Mr. Geise also held the position of Vice President of International Business Americas.

Ms. Loriann Shelton has held the position of Senior Vice President of Accounting and Credit of Audiovox Corporation from 2006 – present.  During this period, she has been Chief Financial Officer of Audiovox Electronics Corporation (a subsidiary of Audiovox Corporation).  From 1994 – 2006, Ms. Shelton was Vice President of Finance and Controller for Audiovox Electronics Corporation.  Ms. Shelton has been employed by Audiovox Corporation and its subsidiaries since 1981 in various positions.

Ms. Chris Lis Johnson has held the position of Corporate Secretary of Audiovox Corporation since 1980.  She has been Vice President of Audiovox Corporation since 1986.  From 2006 to present, she has been Vice President of Employee Programs.  From 1994 to 2006, she was Vice President of Systems Management.  Ms. Johnson has been employed with Audiovox Corporation since 1968 holding various positions within the Company.

Under the Company’s By-Laws, the officers of the corporation hold office until their respective successors are chosen and qualified or until they have resigned, retired or been removed by the affirmative vote of a majority of the Board of Directors.  There are no family relationships between any of the executive officers, and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was elected.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission

Item 11. Executive Compensation, page 29

SEC Comment:

(3)	Regarding your response to prior comment 4:

•	You say the “Company” conducted an internal study. Please expand to clarify how an entity could conduct a study absent the involvement of individuals.

•
Expand to clarify what process was followed in the internal study you mention. For example, did you examine and assess the amounts and nature of compensation paid to your employees? What aggregating and mitigating factors did you consider and how did you determine the relative weight to assign to those factors.

•
It appears the study related only to “each of [your] PEO, PFO, NEO’s and other senior vice presidents and vice presidents,“ and not all employees. Therefore, since it appears you did not consider compensation practices and policies for all employees, it is unclear how the limited study you cite enables you to conclude that no disclosure is required pursuant to Regulation S-K Item 402(s).

Response:
The Company conducted its study with the involvement of the Chief Financial Officer, the Director of Human Resources, the Company’s outside general counsel, and additional staff members, as necessary.  We used the term “Company” to indicate that, for Fiscal 2010, the study was conducted internally without the involvement of an external consultant.  We did not intend to cause any confusion.

The Company’s entire employee base was reviewed and segregated into several categories which were compartmentalized by the nature of compensation rather than quantitative considerations.  These categories include hourly employees, salaried employees (exclusive of the PEO, PFO, NEO’s, other senior vice presidents and vice presidents), and executive salaried employees including vice presidents and above.

Hourly employees consist primarily of warehouse, assembly, manufacturing and entry-level clerical positions.  This category was reviewed on a worldwide basis, as Audiovox has an international presence.  The basic structure of compensation for these employees includes base salary and participation in a profit sharing plan.

Salaried employees, excluding executives, include worldwide sales and administrative support, as well as middle management.  The basic structure of compensation for these employees includes base salary (including commissions, as applicable), participation in a profit sharing plan, and discretionary bonus plans.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission

Executive employees include all remaining employees on the level of vice president and above on a worldwide basis.  Compensation for these employees include base salary; participation in a profit sharing plan; equity incentive plans; discretionary bonus plans, commission plans or certain non-equity incentive plans based on operating performance criteria; and certain other perquisites previously outlined in our Proxy Statement.

Local profit-sharing plans are designated by management, or in certain cases, local regulation.  All foreign operations are required to submit annual benefit projections which include the local requirements, if applicable, and maximum potential payout.   (Note:  In certain foreign jurisdictions, executive management is not permitted to participate in profit-sharing plans which are provided to hourly employees).  All domestic employees participate in a formal profit-sharing plan, whose parameters are determined and designated by the Compensation Committee and the Board of Directors.  Highly compensated employees participating in this plan are capped based on pre-established guidelines determined by the Compensation Committee and Board of Directors.

All components of the equity and non-equity incentive plans are reviewed and approved by the Compensation Committee and issued by the Board of Directors. Management believes that within its compensation plans there is an inherent business risk associated with performance based targets.  Based on the review performed by internal management, as outlined above, management has determined that compensation programs at the operating unit level would not concentrate any portion of this business risk beyond that already identified on an entity-wide basis.  We have also determined that on a quantitative basis, the largest component of this business risk would fall within the domestic operations, in the Company’s centralized headquarters, with the most extensive system of internal controls.  In future filings, the Company will enhance the disclosure to include the following:

“It should be noted that performance based compensation plans require participants to take on normal business risks to grow the business and maintain and/or increase its profitability.  Management’s internal review included consideration of all employees of the Company, based on classification, location and operating unit.  We do not structure performance based programs to incent any employee, location or operating unit to exceed that normal level of business risk.”

SEC Comment:

(4)
In response to prior comment 5, you say that the amounts disclosed represent the full compensation expense for the awards, which appears to be inconsistent with the requirements of Items 402(c)(2)(vi) and (k)(2)(iv) of Regulation S-K as amended by Section II.A.2 of Securities Act Release No. 9089 (December 16, 2009), to disclose the grant date fair value of the option awards and the required footnotes. Therefore, we reissue that comment.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission

Response:
The grants included within the Summary Compensation table do not contain performance conditions.  Therefore, consideration of the probable outcome of performance conditions is not applicable to our disclosure.  In future filings, we will include language in the footnote disclosure to clarify this fact, as well as, indicate why a maximum value disclosure would not be required.

SEC Comment:

(5)
We note your response to prior comment 7. It is unclear how you concluded that disclosing only one number in note 2 satisfies the requirements of Item 402(d)(2)(viii) of Regulation S-K with respect to each named executive officer. It is also unclear how the option awards mentioned in the table all had the same value given your disclosure that each named executive received a different number of securities underlying the options. Therefore, we reissue prior comment 7.

Response:
The Company only granted one option award during Fiscal 2010 for each of the named executive officers in this table.  The amount referenced in the footnote represents the aggregate fair value for all participants in this award.  The fair value per option is the same for all NEO’s included in the table.  In future filings, we will add the required column to this table to present the fair value for each named executive officer.

SEC Comment:

(6)
We note your response to prior comment 8. Although the amounts may be calculable at the time the information is reported, the amounts appear to relate to a plan-based award granted during the last completed fiscal year. Therefore, your table should include the information required by Regulation S-K Item 402(d)(2)(iii). Please amend accordingly.

Response:
We agree, after further consideration, that additional columns containing threshold and maximum payouts should be included in the table.  We will amend our 10K to include the revised table and will include such disclosure in future filings.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission

Name and Principal Position	Year	Threshold $	Target $		Maximum $
Patrick M. Lavelle…………………	2010	$250,000	$500,000		$500,000
President and Chief Executive	2009	$250,000	$0		$0
Officer	2008	$250,000	$500,000		$500,000
Charles M. Stoehr……………………	2010	$0	$102,204		$102,204
Senior Vice President and	2009	$0	$0		$0
Chief Financial Officer	2008	$0	$89,887		$89,887
Thomas C. Malone………………….	2010	$275,000	$233,750		$233,750
Senior Vice President	2009	$275,000	$247,500		$247,500
	2008	$275,000	$196,667		$196,667
Loriann Shelton……………………	2010	$0	$90,000	*	$90,000	*
Senior Vice President	2009	$0	$0	*	$0	*
	2008	$0	$74,546		$74,546
C. David Geise………………………	2010	$0	$95,000		$145,000
Senior Vice President	2009	$0	$0		$145,000
	2008	$0	$22,500		$145,000
John J. Shalam………………………	2010	$0	$417,874		$417,874
Chairman of the Board	2009	$0	$0		$0
	2008	$0	$359,547		$359,547
*Note:  For Fiscal 2010 and Fiscal 2009, $10,000 and $54,000, respectively, would be moved to the “Bonus” column representing the discretionary portion of Ms. Shelton’s bonus.

Definitive Proxy Statement on Schedule 14A

SEC Comment:

(7)
We note your response to prior comment 11. It is not clear how you determined that you complied with the requirement of Item 407(c)(2)(vi) of Regulation S-K that you disclose whether, and if so how, the board considered diversity when identifying nominees for director. Please include this disclosure in your future filings and provide us with draft disclosure in your next response. To the extent you have a policy regarding the consideration of diversity, please include a discussion of this policy in your response and in your future filings.

Response:
We have given further consideration to the requirements in Item 407(c)(2)(vi) of Regulation S-K and agree that we will disclose our consideration of diversity when considering nominees for our Board of Directors.  The following is our draft disclosure to be included in future filings.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission

“Diversity is one of the factors that the Board of Directors considers in identifying nominees for director. This means that the Board of Directors seeks nominees who bring a variety of business backgrounds, experiences and perspectives to the Board.  We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a broad diversity of experience, professions, skills, and knowledge and abilities that will allow the Board to fulfill its responsibilities.  In selecting director nominees, the Board of Directors considers all aspects of a potential nominee’s background, including leadership skills, integrity, educational background, business and professional experience, business acumen, diversity of viewpoints, and other qualities. The Board’s goal is to identify individuals who will enhance and add valuable perspective to the board and who will help us capitalize on business opportunities in a challenging and highly competitive market. The Board of Directors has not adopted a formal diversity policy with regard to the selection of director nominees.”

In connection with your review of the Company's filing on Form 10-K for the fiscal year ended February 28, 2010, the Company acknowledges that:  it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

/s/ Charles M. Stoehr
Charles M. Stoehr
Senior Vice President and
  Chief Financial Officer